Exhibit 12

WASHINGTON REAL ESTATE INVESTMENT TRUST

Computation of Ratio of Earnings to Fixed Charges

For the Period Ended June 30, 2008

(In thousands)

	Q2 2008	Q2 2007	YTD 2008	YTD 2007
Income from continuing operations	$5,294	$6,836	$2,959	$16,510
Additions:
Fixed charges
Interest expense	17,582	15,298	35,246	29,682
Capitalized interest	671	1,643	1,429	2,903

	18,253	16,941	36,675	32,585

Deductions:
Capitalized interest	(671)	(1,643)	(1,429)	(2,903)

Adjusted earnings	$22,876	$22,134	$38,205	$46,192

Fixed Charges (from above)	$18,253	$16,941	$36,675	$32,585
Ratio of Earnings to Fixed Charges	1.25	1.31	1.04	1.42

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